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19008263



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MAR 0 1 2019

Washington DC
416

SEC FILE NUMBER

8- **42370**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Starshak Winzenburg & Co.**

                                                     | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

55 West Monroe Street, Suite 2530

(No. and Street)

Chicago   **IL**   **60603**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Starshak   (312) 444-9367

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC

(Name – if individual, state last, first, middle name)

585 Bank Lane	**Lake Forest**	**IL**	**60045**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Thomas Starshak_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Starshak Winzenburg & Co._ , as of _December 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                           Signature

           Vice President
                          Title

Danica Munson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2018

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.'s auditor since 2006.

Lake Forest, Illinois
February 12, 2019

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		57,191
Accounts receivable		9,650
Prepaid expenses		8,657
Total current assets		$ 75,498

FIXED ASSETS:

Office equipment	$ 42,542	
Less — Accumulated depreciation	(39,761)	2,781

OTHER ASSETS:

FINRA and security deposits		5,720
Total assets		$ 83,999

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable		$ 3,855
Accrued expenses		3,125
Deferred rent		291
Total current liabilities		$ 7,271

LONG-TERM LIABILITIES:

Deferred rent		12,743

STOCKHOLDER'S EQUITY:

Common stock —		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	2,354,917	
Retained deficit	(2,341,432)	63,985
Total liabilities and stockholder's equity		$ 83,999

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:

Management and investment advisory income		$ 164,188
Rental income		18,000
Total revenue		$ 182,188

OPERATING EXPENSES:

Employee compensation and benefits	$ 236,485	
Payroll taxes and expenses	12,264	
Subcontractor fees	30,081	
Insurance	4,564	
Occupancy	79,555	
Computer and office supplies	4,583	
Depreciation	1,915	
Communication and data processing	8,467	
Postage and delivery	361	
Dues and subscriptions	51,190	
Professional fees	21,725	
Regulatory fees, taxes and license expenses	12,831	
Education meetings and expenses	8,727	
Travel expenses	8,328	
Advertising	275	
Meals and entertainment	16,195	
Donations	2,100	499,646
Net loss		$ (317,458)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2018	$ 50,500	$ 2,089,917	$ (2,023,974)	$ 116,443
Contributions	-	265,000	-	265,000
Net loss	-	-	(317,458)	(317,458)
Balances at December 31, 2018	$ 50,500	$ 2,354,917	$ (2,341,432)	$ 63,985

The accompanying notes are an integral part of this financial statement.

- 3 -

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(317,458)
Adjustments to reconcile net loss to net cash		
used for operating activities —		
Depreciation		1,915
Impact from changes in cash and cash equivalents —		
Accounts receivable		(5,442)
Prepaid expenses		9,608
Other assets		(251)
Accounts payable		(6,185)
Accrued expenses		(3,125)
Deferred rent		10,624
Net cash used for operating activities	$	(310,314)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital	$	265,000
NET DECREASE IN CASH	$	(45,314)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		102,505
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	57,191

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(1)   DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company —

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services.   Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC) and is a registered broker/dealer with the Securities and Exchange Commission (SEC).

Cash and Cash Equivalents —

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments —

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 95% of its management and advisory income from three clients for the year ended December 31, 2018.

Accounts Receivable —

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2018, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets —

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes —

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2018, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2007	$ 208,000	2019
2008	84,000	2020
2009	90,000	2021
2010	88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	340,000	2027
2016	275,000	2028
2017	235,000	2029
2018	288,000	2030
	$ 2,568,000	

The net operating loss carry forward represents a deferred tax asset of approximately $39,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2018.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions on income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2015 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates —

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2)   REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS:

The Company receives compensation from clients through one or more of the following: hourly fees, success fees, retainers and periodic fees. The Company's engagement agreement with each client specifies the manner of compensation and when the compensation has been earned.

Under hourly fee arrangements, clients are invoiced periodically—typically monthly, but weekly or other arrangements have been used—for services rendered. Revenue is recognized when services are provided. The Company recognized $56,688 in hourly fee revenue in 2018.

In a success fee arrangement, the Company is entitled to compensation when specified milestones have been met, such as the closing of a transaction. Revenue is recognized when earned. The Company recognized $50,000 in success fees in 2018.

Retainers are used as an upfront payment. Fees are earned at the onset of the engagement, and revenue is recognized in its entirety when received because no further obligations are owed under the contract. The Company recognized no revenue under upfront payment arrangements in 2018.

Under periodic fee arrangements, the client pays the Company a regular fee for services. Typical periods are annual, quarterly or monthly, and compensation can be earned either in advance or in arrears. Revenue is recognized when earned pursuant to the contract. The Company recognized $57,500 under periodic fee arrangements in 2018.

(3)   LEASE COMMITMENT:

The Company leases its office under a non-cancelable operating lease which expires on May 31, 2023. Under the terms of the lease, the Company received rent abatement for the first three months. After the rent abatement period, rent was set at $4,229 per month with annual increases of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses. Future minimum rent payments are as follows:

2019	51,636
2020	53,175
2021	54,773
2022	56,424
2023	23,800
	$ 239,808

Rent expense, including taxes and expenses, was $79,555 in 2018.

(4)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital (as defined under Rule 15c3-1) of $36,977 which was $31,977 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2018 was 54%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2018.

(5) RELATED PARTY TRANSACTION:

The Company's shareholder is a trustee of a limited purpose trust (the "Trust"). The Company does business with the Trust, and revenues from the Trust were $50,000 in 2018.

(6) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2018, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholder's equity from statement of financial condition		$ 63,985
Deduction and/or charges		
Nonallowable assets from statement of financial condition		
Petty cash	$ 200	
Accounts receivable	9,650	
Prepaid expenses	8,657	
Fixed assets, net	2,781	
FINRA and security deposits	5,720	
Total nonallowable assets		$ 27,008
Net capital		$ 36,977

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$ 20,014
Percentage of aggregate indebtedness to net capital	54%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$ 1,334
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 5,000
Excess net capital (net capital less required net capital)	$ 31,977
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 30,977

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

**REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2018

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

PASQUESI
SHEPPARD LLC

Accountants And Consultants

STARSHAK WINZENBURG & CO.

EXEMPTION REPORT
DECEMBER 31, 2018

TOGETHER WITH INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed an exemption from 17 C.F.R. §240.15c-3-3(k)(2)(i) (the "exemption provisions") and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 12, 2019

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 12, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2018.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  > *(k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".*

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2018 through December 31, 2018 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2018 through December 31, 2018.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: _____

Name and Title: Thomas A. Starshak, Vice President

Date: February 12, 2019